Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

May 29, 2018

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allegro Merger Corp.

Draft Registration Statement on Form S-1

Submitted May 8, 2018

CIK No. 0001720025 ______________

Dear Ms. Ransom:

On behalf of Allegro Merger Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated May 14, 2018, relating to the above-captioned confidentially submitted Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the Registration Statement, a copy of which has been marked with the changes from the draft submission.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Summary

The Offering, page 6

1.	Reference is made to the number of shares outstanding after this offering and private placement of 16,620,000 disclosed on page 7. Please tell us how this total is computed. In this regard, we calculate a total of 16,622,500.

We have revised the disclosure on page 7 of the Registration Statement to include the correct figure of 16,622,500.

Securities and Exchange Commission

May 29, 2018

Dilution, page 48

2.	Reference is made to the denominator calculation on page 49. Please revise the shares of common stock included in the placement units issued to 372,500 or explain to us why the amount disclosed is correct.

We have revised the disclosure on page 50 of the Registration Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Eric S. Rosenfeld